Contact

www.linkedin.com/in/daniel-ameer-flutterpads (LinkedIn)

Top Skills

Financial Analysis

Credit Analysis

Portfolio Management

Daniel Ameer

CEO @ FlutterPads Inc. | An Extended-Stay Rental Marketplace backed by company assets.

Los Angeles, California, United States

Summary

Property Tech, Hospitality, & Real Estate Development.

Experience

FlutterPads, Inc
Chief Executive Officer
September 2023 - Present (7 months)
Los Angeles Metropolitan Area

An Extended-Stay rental marketplace backed by company owned assets.

Adaptive Capital Corporation
Chief Investment Officer
August 2015 - Present (8 years 8 months)

Multifamily Construction & Development, Full service Brokerage, Financing & Syndications, and Property Management Industry vertical.

U.S. Bank
Financial Advisor
March 2013 - August 2015 (2 years 6 months)

Investment Management and Private Banking.

Merrill Lynch
Financial Advisor
March 2010 - March 2013 (3 years 1 month)
Los Angeles

Investment Management and Private Banking.

Wells Fargo Advisors
Private Banking Associate
September 2008 - 2010 (2 years)
Greater Los Angeles Area

Investment Management and Private Banking.

Capital One

Account Executive

October 2004 - June 2007 (2 years 9 months)

Los Angeles, California

Correspondent Residential and Commercial Mortgage Banking.

Education

University of California, Santa Barbara

Bachelor's degree, Legal Studies, General · (2002)